================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 23, 2005

                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

================================================================================

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:/s/ Mark Laurie
   Name   Mark Laurie
   Title: Company Secretary

Date: 23 February 2005

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

23 FEBRUARY 2005

                  FINANCIAL RESULTS FOR YEAR ENDED 31 DECEMBER
                      2004 AND APPENDIX 4E FULL YEAR REPORT

     (Results for announcement to the market. All dollar references in this release are to US dollars unless otherwise specified. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and are in the process of being audited).

OVERVIEW

PRODUCTION

- Gold production for 2004 was 599,386 oz, effectively achieving the target of 600 kozs and 50 kozs higher than the previous year.

- Mine material movements in 2004 increased to 46.8Mt following the introduction of a new mining fleet during the first half of the year.

- The process plant achieved record throughput and record autoclave availability, operating time and throughput rates in 2004.

- Annual gold production in the years 2005 to 2008 is expected to exceed 700 kozs an increase of 17% over 2004 production levels.

PROFIT

- Lihir reports under International Financial Reporting Standards and is required to perform annual impairment tests on the value of assets on the Balance Sheet.

- The increased gold price in 2004 and the increase in industry's and Lihir's long term gold price expectations to $380/oz and improvements to Lihir's long term mine plans, required a number of once off, non cash adjustments to earnings. Consequently, Lihir has fully reversed asset impairments in accordance with IFRS, has included the economic grade stockpile at cost and recognised a net deferred tax asset.

- Net profit significantly increased to $329.2m, principally due to the impact of these items.

- Including the cost of building the economic grade stockpiles (EGS) for 2004 of $25.2m increases the 2004 profit before impairment adjustments to $43.8m. On a `like-on-like' comparison to 2003 profit of $3.7m before impairment reversal, 2004 profit increased to $18.6m.

- Operating cash flow in 2004 at $28.2m was 52% higher than 2003. Operating cash flow is expected to benefit from the increase in production to 700 kozs in 2005.

- Although close to resolution, the insurance claim related to the oxygen plant failure in the first quarter of 2004 is not finalised and therefore not included.

COSTS

- Gross cash costs were $357/oz, up from $319/oz in 2003 due to unfavourable exchange rate impacts on costs, increased diesel and lubricant costs and increased maintenance. Costs for the additional mining fleet required to pre-strip the Lienetz pit are also included in gross cash costs but largely deferred in total cash costs.

- Total cash costs were $270/oz, down from $302/oz in 2003 due to increased waste movements and deferrals and recognition of the value of the economic grade stockpile.

- Capital expenditure of $87.7m was higher in 2004 due to construction of the geothermal power station and acquisition of additional mining equipment.

- The reduction in the net cash balance to $64.1m (2003 $119.1m) reflects the increase in capital expenditure and a reduction in debt.

-     Exploration expenditure was $5.1m, a reduction of 50% from 2003.

REVENUE

- Sales revenue increased by $21.7m or 11% against 2003, while total income increased by $20.2m or 9%.

-     An average gold price of $399/oz was realised in 2004, up 10% on 2003.

Report for Year Ended 31 December 2004
Page 1 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

FINANCIAL OVERVIEW

                                                                                        31 DEC    31 DEC
                                                                                         2004      2003
Year ending                                                                             (US$M)    (US$M)
                                                                                        ------    ------
Sales revenue                                                                            238.7     208.4
Gold lease rate fees                                                                       4.6       2.6
Fair value gains                                                                           8.6      12.1
Realisation of deferred hedging costs                                                    (17.2)     (8.6)
                                                                                         -----     -----
TOTAL REVENUE                                                                            234.7     214.5

Gross cash costs                                                                         213.8     175.8
Deferred waste and inventory movements - cash                                            (34.1)     (9.4)
Economic grade stockpile current year - cash                                             (18.1)        -
                                                                                         -----     -----
TOTAL CASH COSTS                                                                         161.6     166.4

Depreciation and amortisation                                                             32.9      28.6
Deferred waste and inventory movements - non cash                                         (7.3)     (9.0)
Economic grade stockpile current year - non cash                                          (7.1)        -
Other corporate costs                                                                      7.1      12.1
Exploration                                                                                5.1      10.2
Net interest                                                                              (1.4)      2.5
                                                                                         -----     -----
TOTAL COSTS BEFORE IMPAIRMENT ADJUSTMENTS                                                190.9     210.8

PROFIT BEFORE IMPAIRMENT ADJUSTMENTS                                                      43.8       3.7

Asset impairment reversal                                                                205.7      31.1
Economic grade stockpile impairment reversal                                              65.0         -
Income tax benefit recognised                                                             14.7         -
                                                                                         -----     -----
NET PROFIT                                                                               329.2      34.8
                                                                                         -----     -----

Report for Year Ended 31 December 2004
Page 2 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

MANAGING DIRECTOR'S REVIEW

2004 was a significant improvement on the previous year. After the negative impact on first quarter production and costs from the oxygen plant failure we saw the following three quarters successively meeting stretch production targets to effectively achieve full year production of 600 kozs. This clearly demonstrated the improved reliability which provides the base for us to build improved financial performance through increased production and reduced costs.

While production met targets in the last three quarters of 2004 and a number of cost improvement programs started to deliver, the effects were offset by the continuing adverse impacts of fuel oil prices, exchange rates, increases in material prices and maintenance costs. Lihir's financial performance is closely associated with incremental gold production and the increase to 700 kozs in 2005 will see a further improvement in operating cash flow. Building on a sound foundation of continuing production reliability, there will also be an increasing focus on absolute cost reductions in 2005.

Gold production will progressively increase during 2005 as mining moves into the higher grade benches in Lienetz during the second half. The lower grades in the first half together with annual scheduled process plant maintenance in the first quarter will see higher unit costs in the first half. These will fall significantly in the second half with the higher gold production and the commissioning of the 30 MW geothermal power station in May. At current fuel prices, the 30 MW geothermal power generation will save US$7m in the second half of 2005 and US$14m in each subsequent year.

The updated forward production forecast given later in this release shows that the years 2005 to 2008 each have gold production of 700 kozs or better with obvious benefits on unit costs and revenue. Building on the production reliability achieved in 2004 and the preparatory work for margin enhancement, 2005 will see an increased focus on reducing costs in a number of areas including additional geothermal power and review of all major costs and contracts. Lihir will realise a significant step change in profit generation performance progressively during 2005 with an increase in gold production for low marginal costs and a reduction in absolute costs.

/s/ NEIL SWAN
NEIL SWAN
MANAGING DIRECTOR

Report for Year Ended 31 December 2004
Page 3 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

ANALYSIS

PRODUCTION

Gold production of 599,386 oz for the full year, (2003: 550,772 oz) effectively met the stretch targeted 600,000 oz, after being adversely affected by the oxygen plant failure in March, resulting in suspension of 80% of processing capacity for 20 days. Annual record results were achieved for mill throughput, autoclave availability and autoclave throughput. Gold recovery improved in late 2004 following the commissioning of a new carbon regeneration kiln. Record mine material movements were achieved as expected following the addition of a new mining fleet during the year and continuing focus on productivity and reliability improvement.

REVENUE

Gold sales were 610,421 oz for the year, (2003: 579,127 oz), including 10,530 oz of gold (amounting to $4.6m) received from floating lease rate swap contracts included in the hedge book. The average cash realisation price was $399 /oz (2003: $364/oz).

Income for the year included fair value gains of $8.6 million, being a favourable but unrealised movement in market value of the floating lease rate swaps contained in the hedge book.

Movements in market value of the effective portion of the hedge book are retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2004, shareholders equity included a hedging reserve or "mark to market" of negative $232.3m (2003: negative $206.5m).

There has been no allowance for inclusion of an insurance recovery relating to the oxygen plant failure in February 2004. The claim is in the final stages of preparation for determination in March 2005.

OPERATING COSTS

Many costs were impacted by the weaker US dollar and this attributed to approximately 12% increase in non-US dollar costs - including all labour costs. At least 20% of costs move with the Australian dollar and approximately 30% with the PNG Kina.

Mining costs were higher than in 2003, largely as a result of the additional mining fleet introduced in 2004 to secure timely access to the higher grade Lienetz ore. Maintenance costs increased as the fleet underwent mid life overhaul. A fourth O&K RH200 shovel was added to the mining fleet, along with associated trucking fleet and drills to achieve access to the higher grade ore. The additional overburden removal costs are reflected in the significant increase in waste deferral. There has also been substantially increased diesel and lubricant expenditure as a result of world price increases and the additional equipment.

Processing costs were also higher than 2003, resulting primarily from the additional maintenance costs, labour costs and lime usage. The increased price of heavy fuel oil, which is less sensitive to crude oil price movements than mine diesel costs, was offset by the use of the 6 MW geothermal power plant operating for the whole year.

General and administrative costs were higher, as a result of Australian dollar and PNG Kina currency movements, increased community expenditure and increased town costs.

The exchange rate and fuel increases are consistent with peer organisations throughout the non US based mining industry.

EXPLORATION

Exploration activity and costs have halved from 2003 with the delineation of the Kapit ore body substantially completed by the end of that year.

DEFERRED WASTE

Coinciding with the completion of mining of phase 4 of the Minifie pit and transition to the Lienetz pit, Lihir has changed its method of calculation of deferred waste from a strip ratio by mining phase to a strip ratio by pit. This is in line with industry practice, reflecting the pit as the basic mining economic unit and aligns waste removal costs more closely with the associated future economic benefits of mining. The change in the basis of calculation from phase to pit has resulted in an extra $10.6m deferral of costs in 2004. The balance of the deferral reflects the increase in waste movement as a result of accelerating stripping of the Lienetz pit with the additional mining fleet.

Report for Year Ended 31 December 2004
Page 4 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

ASSET IMPAIRMENTS & TAX

Lihir recognised impairments of mining assets in 1999 and 2000 and has reversed a portion of those impairments in subsequent years. Having reviewed the key parameters for determination of "value in use" of the Group's long-lived assets, the directors have resolved that the remaining impairment should be reversed in accordance with IFRS. The long term gold price expectation (LTGPE) used in this review is US$380/oz.

In line with this review, it is also probable that there will be future taxable profits against which the accrued taxation credits can be used. Accordingly these deferred tax assets have been reinstated. Lihir's future calculations of "value in use" will include the benefit of the 30MW geothermal power station which is nearing completion but excluded by IFRS in 2004.

STOCKPILES AND PRODUCT INVENTORIES

The increase in current inventories is a result of increase in run of mine ore stockpile inventory value, increasing by $4.9m in 2004. Warehouse stores stock and gold in-process inventories decreased.

The increase in the gold price recently, particularly during 2004, and the associated increase in the LTGPE to US$380/oz and reassessment of improved future mine plans requires recognition of the full cost to build the EGS. The cost to build the EGS since commencement of mining at Lihir in 1997 is $90.2m. This is recognised as a non current asset. In previous years this has been expensed as the expenditure has been incurred. The treatment reflects EGS at cost from 1 January 2004 with the reversal of prior year provision of $65m as an impairment adjustment. Based on current financial modelling a LTGPE of $320/oz would be necessary to recover cost.

CASH AND DEBT

At 31 December 2004, Lihir had $83.6m cash on hand, largely as a result of the equity capital raising in November 2003. Debt outstanding fell to $19.5m following the repayment of $14m for the European Investment Bank's subordinated debt facility in April. Net cash was therefore $64.1m. The Company has a programme of efficiency and cost enhancing capital projects continuing into 2005 that will utilise the remaining equity raising proceeds. Lihir's syndicated loan facility expires on 30th June 2005 and extension of the facility is well advanced with current syndicate banks.

CASH FLOWS                2004     2003
                         (US$m)   (US$m)
                         ------   -----
Operating cash flow       28.2     18.7
Capital expenditure      (87.7)   (27.1)
Net interest               2.2     (2.0)
Debt repayments          (14.0)    (7.0)
Equity raised              2.3    156.2
Dividends paid             0.0    (14.2)
Other                      0.0     (4.5)

Net cash (out)/inflow    (69.0)   120.1

Operating cash flows continued to be low in this year of low gold grade and production year as Lihir makes the transition from the Minifie to the Lienetz pit. Higher costs for fuel and exchange rate impacts were also a factor.

Capital expenditure during 2004 primarily related to construction of the geothermal power station and acquisition of additional mining equipment.

HEDGING

During 2004 the company delivered 84,714 oz of gold into hedge contracts at a weighted average price of $336/oz. Hedge contracts for 184,707 oz were rolled into later years.

ACCOUNTING STANDARDS AND AUDIT

These financial statements have been prepared by the Company in accordance with IFRS and are in the process of being audited by the Company's auditors.

The same accounting policies and methods of calculation, other than the change in method of calculation of deferred waste, are employed in these financial statements as were used in the financial statements for the year ended 31 December 2003 contained in the company's Annual Report.

Report for Year Ended 31 December 2004
Page 5 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

OTHER INFORMATION

PRODUCTION PROFILE

This updated forward production forecast, resulting from the revised reserve statements and mine scheduling, continues to emphasize strong future gold production levels as mining enters the higher grade zones in the Lienetz ore body. The small increase in material movements and associated strip ratios provides reliable access to high grade ore in future years and results in 50 kozs of gold production brought forward from 2008 to 2007. For the years 2009 to 2018, planned annual average gold production is 710 kozs. These levels of production contain no contribution from the potential flotation expansion of the plant which is in the final stages of feasibility assessment.

                        Year       2005     2006    2007     2008
                        ----       ----     ----    ----     ----
Total material mined     Mt          54       54      55       53
Ore mined                Mt          11        9      11        8
Ore milled               Mt         4.3      4.5     4.4      4.5
Head grade             G Au/t       5.6      5.3     6.2     >5.5
Gold produced           kozs        700      700    >750     >700

CAPITAL / HEDGING

The capital expenditure requirements (excluding flotation expansion), and hedging costs expected, by the company over the next five years are as follows.

                                              Year     2005      2006       2007      2008
                                              ----     ----      ----       ----      ----
Capital expenditure                           US$m      78        49         39        29
Realisation of deferred hedging costs         US$m      36        36         29        19
Deferred waste (net deferral)                 US$m      15        10         20         5

The hedging costs are based on spot prices of US$420/oz to US$390/oz (from the 5 year plan) and represent the realisation of the deferred hedging costs (net of income) at the designated dates of the current commitments, whether delivered or rolled forward.

CORPORATE CALENDAR AND FURTHER RELEASES

Lihir Gold's financial statements for 2004 are included in the Appendix 4E lodged with this release.

The Annual Report, containing full financial statements for the year is to be mailed to shareholders by 24 March 2004.

The company's Annual General Meeting will be held at 9.00am on Tuesday 26 April 2005 at the Crowne Plaza Hotel, Port Moresby. An information meeting for Australian-based shareholders will be held at the Intercontinental Hotel, Sydney at 10.00am on Wednesday 27 April 2005.

This release should be read in conjunction with the Fourth quarter Production and Exploration Report to 31 December 2004 released on 27 January 2004, together with the Resource and Reserves Statement also released today (also available on our website).

Report for Year Ended 31 December 2004
Page 6 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

PRELIMINARY FINAL REPORT PURSUANT TO ASX LISTING RULE 4.3A

All dollar references in this release are to US dollars unless otherwise specified.

FINANCIAL STATEMENTS

INCOME STATEMENT                          31 Dec     31 Dec
                                           2004      2003
Year ending                               (US$m)     (US$m)
                                          ------     ------
REVENUE

Gold sales at spot                        245.4      211.4
Realisation of hedging instruments         (6.7)      (3.0)
Gold lease rate fees                        4.6        2.6
Fair value gains                            8.6       12.1
Realisation of deferred hedging           (17.2)      (8.6)
costs
Other revenue                               0.0        0.0
                                          -----      -----
TOTAL REVENUE                             234.7      214.5

COSTS

Mining expenses                           (89.7)     (68.0)
Exploration expenses                       (5.3)     (10.5)
Processing costs                          (41.5)     (35.3)
Power generation costs                    (29.2)     (26.6)
General administrative costs              (53.1)     (45.5)
Refining, royalty and management
fees                                       (7.2)      (8.3)
Deferred mining costs                      37.8        7.2
Economic grade stockpile costs
transferred to inventories                 25.2       17.1
Other costs deferred and
transferred to inventories                  3.6        7.3
Impairment reversal of mine
properties                                205.7       31.1
Economic grade stockpile impairment        65.0      (17.1)
reversal
Depreciation and amortisation             (32.9)     (28.6)
                                          -----      -----

TOTAL OPERATING EXPENSES                   78.4     (177.2)

OPERATING PROFIT                          313.1       37.3
Interest income                             3.5        1.0
Finance costs                              (2.1)      (3.5)

PROFIT BEFORE TAXATION                    314.5       34.8

Income tax benefit recognised             (14.7)       0.0

PROFIT FOR THE YEAR                       329.2       34.8

RATIOS

                                                Full Year   Full Year
                                                   2004       2003
                                                  (US$m)     (US$m)
                                                ---------   ---------
USING PROFIT AFTER IMPAIRMENT
ADJUSTMENTS OF                                     329.2      34.8
Consolidated profit/from
ordinary activities before tax
as a percentage of total
revenues                                           134.0%     16.2%

Profit/from ordinary
activities after taxation as a
percentage of equity                                39.3%      7.5%

USING PROFIT BEFORE IMPAIRMENT
ADJUSTMENTS OF                                      43.8       3.7
Consolidated profit/from
ordinary activities before tax
as a percentage of total
revenues                                            18.6%      1.7%

Profit/from ordinary
activities after taxation as a
percentage of adjusted equity                        7.9%      0.9%

EARNINGS PER SHARE (EPS)

                                  Full Year   Full Year
                                     2004       2003
                                  ---------   ---------
Basic EPS - US cents                 25.6        3.0
Diluted EPS - US cents               25.6        3.0

Weighted average number of
ordinary shares outstanding
during the period used in the
calculation of the Basic EPS      1,284,082   1,158,444
(000's)

Report for Year Ended 31 December 2004
Page 7 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

BALANCE SHEET

                                     31 Dec      31 Dec
                                      2004        2003
                                     (US$m)      (US$m)
                                    -------      -------
ASSETS
CURRENT ASSETS
Cash and cash equivalents              83.6        152.6
Derivatives                             0.5          9.8
Inventories                            60.2         57.1
Receivables                             5.1         10.5
Prepayments                             4.9          0.7
Deferred mining costs                   0.0          2.8
                                    -------      -------
TOTAL CURRENT ASSETS                  154.3        233.5

NON-CURRENT ASSETS
Derivatives                            21.2         11.1
Inventories                            90.2          0.0
Receivables                             0.5          0.9
Deferred mining costs                  66.9         26.3
Mine properties                       739.0        477.1
Deferred taxation                      84.8          0.0
                                    -------      -------
TOTAL NON-CURRENT ASSETS            1,002.6        515.4

TOTAL ASSETS                        1,156.9        748.9
                                    -------      -------
LIABILITIES
CURRENT LIABILITIES
Bank overdraft                          0.0          0.0
Derivatives                            51.8         31.4
Accounts payable                       29.4         20.9
Provisions                              3.6          4.5
Borrowings                             19.5          3.5
                                    -------      -------
TOTAL CURRENT LIABILITIES             104.3         60.3

NON-CURRENT LIABILITIES
Derivatives                           203.4        188.9
Provisions                             12.0          8.3
Borrowings                              0.0         30.0
                                    -------      -------
TOTAL NON-CURRENT LIABILITIES         215.4        227.2
                                    -------      -------
TOTAL LIABILITIES                     319.7        287.5
                                    -------      -------
EQUITY
Share capital                       1,027.5      1,025.3
Revaluation reserves                 (162.2)      (206.6)
Accumulated losses                    (28.1)      (357.3)
                                    -------      -------
TOTAL EQUITY                          837.2        461.4
                                    -------      -------
TOTAL LIABILITIES AND EQUITY        1,156.9        748.9
                                    -------      -------

RETAINED PROFITS

                                   31 Dec     31 Dec
Year ending                         2004       2003
                                   (US$m)     (US$m)
                                   ------     ------
Retained profits (accumulated
losses) at the beginning of
the period                         (357.3)    (377.9)

Profit/ (loss) from ordinary
activities after taxation           329.2       34.8

Net transfers from/ (to)
reserves                              0.0        0.0

Net effect of changes in
accounting policies                   0.0        0.0

Dividends and other equity
distributions paid or payable         0.0      (14.2)

RETAINED PROFITS (ACCUMULATED
LOSSES) AT END OF FINANCIAL
PERIOD                              (28.1)    (357.3)

No dividends were declared or paid in 2004. In 2003, a dividend of 2 cents per share was declared on 29 April 2003 and paid on 16 July 2003.

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

                                  As at       As at
                                  31Dec       31Dec
                                   2004        2003
                                ---------   ---------
Ordinary securities (000's)     1,284,225   1,282,334

NET TANGIBLE ASSET BACKING         As at       As at
PER ORDINARY SECURITY             31 Dec      31 Dec
                                   2004        2003
                                  ------      ------
US cents per share                 60.0        33.7

Report for Year Ended 31 December 2004
Page 8 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

                                            31 Dec     31 Dec
CHANGES IN EQUITY                            2004       2003
                                            (US$m)     (US$m)
                                            ------     ------
BALANCE AT BEGINNING OF PERIOD                461.4     426.4

Increase in share capital                       2.2     151.5

Increase / (decrease) in
hedging reserves                               44.4    (137.1)

Decrease in accumulated losses                329.2      20.6
                                            -------    ------
TOTAL CHANGES IN EQUITY FOR THE PERIOD        375.8      35.0
                                            -------    ------
TOTAL CHANGES IN EQUITY FOR THE PERIOD        837.2     461.4

                                            31 Dec    31 Dec
CAPITAL WORK IN PROGRESS                     2004      2003
                                            (US$m)    (US$m)
                                            ------    ------
Opening balance                                8.2      18.5

Expenditure incurred                          87.7      27.1

Expenditure written off                        0.0       0.0

Acquisitions, disposals,
revaluation increments, etc                    0.0       0.0

Expenditure transferred to mine
properties                                   (29.9)    (37.4)
                                            ------    ------
CLOSING BALANCE  INCLUDED
WITHIN BALANCE SHEET AS "MINE
PROPERTIES"                                   66.0       8.2
                                            ------    ------

                                    Ownership interest
ASSOCIATES                                As at
                                       31 Dec 2004
                                    ------------------
Niugini Mining Ltd                         100%
Niugini Mining Australia Pty Ltd           100%

FINANCIAL INSTRUMENT REVALUATION            (US$m)
RESERVE

The (increase)/decrease in revaluation reserves is reconciled as follows:

REVALUATION RESERVE AS AT
31 DECEMBER 2002                             (69.5)

Movement in fair value of hedging
instruments                                 (148.7)

Transfer of realized portion of fair
value to income statement                      3.0

Realisation of deferred hedging income        (0.2)

Realisation of deferred hedging costs          8.8
                                            ------
Net movement for the year to                (137.1)
31 December 2003

REVALUATION RESERVE AS AT
31 DECEMBER 2003                            (206.6)

Movement in fair value of hedging
instruments                                  (49.6)

Transfer of realized portion of fair
value to income statement                      6.8

Realisation of deferred hedging income        (0.7)

Realisation of deferred hedging costs         17.8

Realisation of the deferred tax assets        70.1
                                            ------
Net movement for the year to
31 December 2004                              44.4
                                            ------
REVALUATION RESERVE AS AT
31 DECEMBER 2004                            (162.2)
                                            ------

Report for Year Ended 31 December 2004
Page 9 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

STATEMENT OF CASH FLOWS                 Full Year   Full Year
                                           2004       2003
                                          (US$m)     (US$m)
                                        ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from operations                   248.4      205.9
Payments from operations                  (220.2)    (187.2)
                                          ------     ------
Cash generated from operations              28.2       18.7
Interest received                            3.5        1.0
Interest and charges paid                   (1.3)      (2.9)
Income taxes paid                            0.0        0.0
                                          ------     ------
NET CASH GENERATED FROM
OPERATING ACTIVITIES                        30.4       16.8
                                          ------     ------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of term debt                     (14.0)      (7.0)
Proceeds of equity issue                     2.3      156.2
Underwriting expenses                       (0.1)      (4.8)
Dividend paid                                0.0      (14.2)
                                          ------     ------
NET CASH USED IN FINANCING
ACTIVITIES                                 (11.8)     130.2
                                          ------     ------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property plant and             (87.7)     (27.1)
equipment (PPE)
Proceeds from sale of PPE                    0.1        0.2
                                          ------     ------
NET CASH USED IN INVESTING
ACTIVITIES                                 (87.6)     (26.9)
                                          ------     ------


NET INCREASE/(DECREASE) IN CASH HELD
Cash at the beginning of the
year                                       152.6       32.5
Net (decrease) / increase in
cash held                                  (69.0)     120.1
                                          ------     ------
CASH AND CASH EQUIVALENTS AT
END OF YEAR                                 83.6      152.6
                                          ------     ------

RECONCILIATION OF CASH
Reconciliation of cash at the end of the period (as shown in the condensed statement of cash flows) to the related items in the accounts is as follows.

                                     Full Year   Full Year
                                        2004        2003
                                       (US$m)     (US$m)
                                       ------     ------
Cash on hand and at bank                17.2        62.5
Deposits at call                        66.4        90.1
Bank overdraft                           0.0         0.0
Other                                    0.0         0.0
TOTAL CASH AT END OF PERIOD             83.6       152.6

RECONCILIATION OF COSTS

Reconciliation of Gross
Operating Costs (Income           Full Year   Full Year
Statement) to Gross Cash Costs       2004        2003
(Financial Overview)                (US$m)      (US$m)
                                  ---------   ---------
Mining costs                         (89.7)     (68.0)
Exploration                           (5.3)     (10.5)
Processing costs                     (41.5)     (35.3)
Power generation costs               (29.2)     (26.6)
General administrative costs         (53.1)     (45.5)
Refining, royalty & management
fee                                   (7.2)      (8.3)
                                    ------     ------
TOTAL SITE & NON SITE COSTS         (226.0)    (194.2)
less
G&A non operating costs                7.1        8.2
less
other corporate costs                  0.1       (3.7)
                                    ------     ------
GROSS OPERATING COSTS               (218.8)    (189.7)

less
exploration & development*             5.1       10.2
add
other corporate costs                  0.1       (3.7)
GROSS CASH COSTS                    (213.8)    (175.8)

--------------------
* Mining levy of $0.2m (2003: $0.3m) was allocated to exploration & development.

                                                                 Full
RECONCILIATION TO 2004 - 4TH                                     Year
QUARTER RELEASE OF UNIT COSTS                     Change         2004
                                                  (US$m)       (US$/oz)
                                                  -------      -------
GROSS CASH COSTS                                     none          357
                                                  -------      -------
Total cash costs - quarterly release                               299

Economic grade stockpile transferred - cash         (18.1)         (29)

TOTAL CASH COSTS - FINAL                                           270
                                                  -------      -------
Total production costs - quarterly release                         342

Economic grade stockpile transferred - cash         (18.1)         (29)

Economic grade stockpile transferred -non cash       (7.1)         (12)

TOTAL PRODUCTION COSTS - FINAL                                     301

Report for Year Ended 31 December 2004
Page 10 of 11

LIHIR GOLD LIMITED                                                  [LIHIR LOGO]
ARBN  069 803 998
Incorporated in Papua New Guinea

FURTHER INFORMATION

CONTACT FOR INVESTOR INFORMATION:                       PRINCIPAL OFFICE
Paul Fulton                                             Level 7, Pacific Place
Chief Financial Officer                                 Cnr Champion Parade & Musgrave Street
Tel: +61 7 3229 5483 or +675 986 5576                   Port Moresby, Papua New Guinea
Fax: +675 986 4018
Email: paul.fulton@lihir.com.pg                         STOCK EXCHANGE LISTINGS
Website:  www.lihir.com.pg                              Australian Stock Exchange (LHG)
                                                        NASDAQ National Market (LIHRY)
SHAREHOLDER ENQUIRIES:                                  Port Moresby Stock Exchange (LHG)
Queries related to share registry matters should
be directed to:                                         ISSUED CAPITAL
Computershare Investor Services                         The current ordinary issued capital of the
Central Plaza One, Level 27                             company is 1,284,224,710 ordinary shares and
345 Queen Street                                        161,527,405 B Class shares
Brisbane
Queensland 4000                                         DIRECTORS
Tel: 1300552270 or +61 3 9615 5970                      Ross Garnaut - Chairman
Fax: +61 7 3229 9860                                    Neil Swan - Managing Director
Website: www.computershare.com                          Geoff Loudon
E-mail:  john.lawlor@computershare.com.au               Peter Cassidy
                                                        Winifred Kamit
ADR DEPOSITORY:                                         John O'Reilly
The Bank of New York
101 Barclay St 22 West                                  COMPANY SECRETARY
New York 10286                                          Mark Laurie
USA
Tel: +1212 815 8161
Fax: +1212 571 3050
Web site: www.adrbny.com

WEBSITE
www.lihir.com.pg

FORWARD LOOKING STATEMENTS

This release contains certain forward-looking statements, including statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

Report for Year Ended 31 December 2004
Page 11 of 11